Exhibit 99.66

June 13, 2022

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:	American Lithium Corp. (the "Issuer") Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	August 22, 2022
Record Date for Notice of Meeting:	July 15, 2022
Record Date for Voting (if applicable):	July 15, 2022
Beneficial Ownership Determination Date:	July 15, 2022
Class of Securities Entitled to Vote:	Common Shares
ISIN:	CA0272592092
Issuer sending proxy materials directly to NOBOs:	Yes
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY

AS AGENT FOR American Lithium Corp.